SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On October 18, 2016, Moshe Ronen, a member of the Board of Directors (the “Board”) of Caesarstone Ltd. (the “Company”) notified the Board that he resigns from the Company’s Board effective immediately.  Mr. Ronen stated that he was resigning after learning that he would not be re-nominated for a further term.  Mr. Ronen wished the Company and its Board and employees best success.

The Company noted that Mr. Ronen’s resignation did not result from any disagreement with the Company regarding financial, operational or other matters. The Board accepted Mr. Ronen’s resignation and wishes to thank Mr. Ronen for his efforts and contribution to the Company.

Following Mr. Ronen’s resignation, the Company’s board of directors consists of eight members, four of whom satisfy the independence requirements of the Nasdaq Stock Market (“Nasdaq”).  The independent members of the board are Irit Ben-Dov, Ofer Borovsky, Ronald Kaplan and Ofer Tsimchi.  The non-independent members of the board are: Amit Ben Zvi, Dori Brown, Ariel Halperin and Yonatan Melamed.  Messrs. Halperin and Brown serve as alternate director-appointees for Shachar Degani and Mr. Amihai Beer, in accordance with the Israeli Companies Law, 5759-1999, as amended, and the articles of association of the Company.

As a result, following the resignation of Mr. Ronen, the Company is currently not compliant with the Nasdaq rule requiring that a majority of its board be comprised of directors that satisfy Nasdaq’s independence requirements. Such noncompliance is expected to be remedied following the coming annual shareholders meeting and the election of new board members. The Company has informed Nasdaq of this fact.  Pursuant to Nasdaq Rule 5605(b), the Company has until the earlier of its next annual shareholders meeting or one year from the occurrence of the event that caused the failure to comply with this requirement, unless the annual shareholders meeting occurs on or before 180 days following the resignation in which case the Company has 180 days from the resignation to regain compliance.

This Report on Form 6-K is hereby incorporated by reference into (i) the Company’s Registration Statements on Form S-8 (Files No. 333- 180313 and No. 333-210444) and (ii) the Company’s Registration Statement on Form F-3 (File No. 333-196335).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: October 19, 2016	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: Vice President Business Development & General Counsel